
May 7, 2015

Via E-mail
Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

      Re: **Fortress Investment Group LLC**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed February 26, 2015
              File No. 001-33294

Dear Mr. Bass:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1.   We have not completed our review of the Part III information that is incorporated into your Form 10-K by reference to your definitive proxy statement. We may have additional comments after reviewing that information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

2.   During your Fourth Quarter earnings call and in your February 26, 2015 earnings release, management highlights that you had $21 billion in "incentive eligible NAV" at December 31, 2014 and that this figure represents a 15% increase from the prior quarter end. In light of management's earnings call statements that this metric is an indicator of future

incentive income and a reason for "optimism" please tell us why this metric is not discussed in Management's Discussion and Analysis. Please refer to Regulation S-K, Item 303(a)(3)(ii). In addition, tell us how this amount reconciles to the tabular information disclosed in Note 3 (Management Agreements and Fortress Funds) in your financial statements on pages 153-154.

Results of Operations, page 67

Income Tax Benefit (Expense), page 73

3.   In regard to your tabular presentation on page 74 of the factors that impacted the period-over-period increase (decrease) in income taxes, please address the following:

- Explain to us, and disclose in your future filings, the factors that contributed to the change(s) in foreign and state income taxes of $(21,762) and $8,046 in the respective comparative periods presented.

- In footnote (B), you state that a greater proportion of total income was subject to corporate tax in 2014 compared to 2013 because Fortress generated more unrealized gains and certain other income in 2013, which is passed directly to shareholders. Help us to reconcile this statement to the statutory income tax rate reconciliation on page 183, which shows a higher percentage of (income) passed through to stockholders in 2014 compared to 2013.

Item 8. Financial Statements and Supplementary Data, page 113

Notes to Consolidated Financial Statements, page 127

Note 1 - Organization and Basis of Presentation, page 127

Non-Investment Manager, page 129

4.   We note from your disclosure beginning on page 129 that Newcastle Investment Corp ("Newcastle") distributed all of the common shares it held of New Media Investment Group Inc. ("New Media") and New Senior Investment Group Inc. ("New Senior") during 2014. You disclose that both New Media and New Senior qualified as variable interest entities ("VIEs") and, upon completion of Newcastle's distribution of those shares, that you were the primary beneficiary and therefore consolidated both. Please address the following:

- Tell us the accounting guidance you used to evaluate both New Media and New Senior as VIEs. If the guidance applied was different than the guidance applied in your evaluation of Newcastle explain why.

- Tell us whether Newcastle qualifies as a VIE and if so, whether it is one of the VIEs on page 165 included in the "Fortress is not Primary Beneficiary" table under the segment "Permanent Capital Vehicles" as of December 31, 2014 and 2013.

- If Newcastle is a VIE, explain why you are not the primary beneficiary in 2013 when both New Media and New Senior were part of Newcastle and in 2014 you determined that you were the primary beneficiary for both of those VIEs.

Note 4 - Investments and Fair Value, page 159

Investments in Variable Interest Entities and other Unconsolidated Entities, page 164

5.   You disclose on page 164 that you had interests in 203 entities and 142 of those entities, primarily Fortress Funds, were classified as voting interest entities ("VOEs"). We also note your disclosure on page 136 that virtually all of the Fortress Funds are investment companies for GAAP purposes and you have retained the specialized accounting of these funds. Please tell us the following:

- The number of Fortress Funds that meet the definition of investment company under GAAP and confirm that for these Fortress Funds you apply the deferral in ASC 810-10-65-2(aa)(1)(i)(01);

- The number of Fortress Funds, separate from those in response to bullet point one, that meet the deferral in ASC 810-10-65-2(aa) because the Fortress Fund represents an entity for which it is acceptable based on industry practice to apply the measurement principles consistent with ASC 946; and

- The number of Fortress Funds that meet bullet point two above and do not qualify as VIEs because the entities provide their limited partners or members unrelated to you with substantive ability to liquidate the Fortress Fund or otherwise remove you as the general partner. Describe in detail the activities of these VOEs.

6.   Please describe in detail the activities of each entity that qualifies as a VIE and meets the consolidation deferral in ASC 810-10-65-2(aa) based on industry practice to apply the measurement principles consistent with ASC 946. Also address the following for each of these VIEs:

- Tell us whether all of the VIEs investments are managed on a fair value basis and if not, how you considered this factor in your analysis of the deferral. Quantify the amounts (in both dollars and as a percentage of total assets) of investments, if any for each VIE that are not managed on a fair value basis.

- Discuss whether any of the VIEs activities are operated or managed by you or one of your affiliates.

Note 7 - Related Party Transactions and Interests in Consolidated Subsidiaries, page 187

Affiliate Receivables and Payables, page 187

7.   We note the amounts due from Fortress Funds recorded in due from affiliates for past due management fees and private equity general and administrative expenses advanced as of December 31, 2014, were $33.6 million and $11.3 million, respectively. Please address the following:

- Provide to us, and consider disclosing in your future filings, a summary aging by fund (in tabular or narrative format) of the unreserved due from affiliates along with your charge-off policy for uncollectible receivables.

- Your disclosure indicates that the receivables relate to a fund; however, your disclosures elsewhere (e.g. pages 27 and 87) indicate the receivables relate to various funds. Please advise and revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West for

Suzanne Hayes
Assistant Director